Exhibit 99(a)

VULCAN ENERGY CORPORATION

505 FIFTH AVENUE SOUTH

SEATTLE, WASHINGTON 98104

July 18, 2004

Via Facsimile (832) 239-6210

Plains Resources Inc.

700 Milam Street, Suite 3100

Houston, Texas 77002

Attn: Board of Directors

Gentlemen:

In an effort to insure that everyone has the most current and accurate information, we thought that it was important to reiterate that $17.25 per share is Vulcan Energy’s best and final offer. As you know, we believe the $17.25 per share price is a full and fair price for Plains Resources shares and represents a significant premium over the value of Plains Resources’ shares on a stand-alone basis, even after consummation of any feasible leveraged recapitalization. We are confident that the vast majority of your stockholders will recognize this. In addition, as we have discussed, Leucadia’s suggested leveraged recapitalization is not a proposal to engage in a transaction with Leucadia and provides no basis to actually effectuate any such transaction. Furthermore, in reviewing any correspondence you receive from Leucadia, you should remember that (i) they pursued their March 19th proposal despite the fact that they did not understand the tax issues associated with the structure of the proposal and (ii) they repeatedly refused to sign a confidentiality agreement, to the end that they have conducted no due diligence on Plains Resources.

We believe that our position is strongly supported by the following:

•	Institutional Shareholder Services Inc. (ISS) has consistently recommended that Plains Resources’ stockholders should vote for the Vulcan Energy merger. ISS is widely recognized as the nation’s leading independent proxy advisory firm. Its analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout the United States;

•	Greg Armstrong, the Chief Executive Officer of Plains All American (PAA), has informed us that he never discussed with Leucadia their July 7th proposal, and that he has voted his personal share holdings in Plains Resources in favor of the $17.25 per share Vulcan Energy merger. Mr. Armstrong has also indicated to us that he views the Vulcan Energy transaction as a positive from PAA’s perspective;

•	Over seven months have elapsed since our original proposal and no bona fide competing proposal has been made; and

•	The $17.25 per share merger consideration represents an approximate 30% premium over the average closing price of $13.23 per share of Plains Resources common stock over the 30-calendar day period ending on November 20, 2003, and an approximate 28% premium over the $13.44 per share closing price of Plains Resources common stock on the same date, the last full trading day prior to the public announcement of our original proposal.

We believe that Leucadia’s analysis of a leveraged recapitalization is based on seriously flawed fundamental assumptions and that Leucadia’s model is fraught with inaccuracies, including the following:

•	Leucadia overstates the amount of cash available for Plains Resources to repurchase its shares by between $47 million and $54 million.

•	Plains Resources’ net debt (before the suggested recapitalization) is approximately $15 million higher than assumed by Leucadia.

•	The sale of Calumet Florida is likely to realize $10 million to $15 million less than assumed by Leucadia.

•	The transaction suggested by Leucadia would require the payment of our $15 million termination fee (notwithstanding Leucadia’s assertion to the contrary).

•	Leucadia fails to take into account between $5 million and $7 million in expenses incurred by Plains Resources in connection with the Vulcan Energy transaction.

•	Leucadia’s analysis fails to account for 280G gross-up payments that would likely be payable under the existing employment agreements for Messrs. Flores and Raymond in connection with the suggested recapitalization.

•	Leucadia’s model relies on several overly optimistic assumptions regarding PAA, including assuming a 2005 distribution which is $0.28 above the mid point of PAA guidance, as well as unrealistic assumptions with respect to the pricing, timing and integration of acquisitions.

•	Leucadia also relies on several inaccurate assumptions regarding Plains Resources, including underestimating annual G&A by $0.5 million and overstating Plains Resources’ NOLs by approximately $15 million.

•	Leucadia’s conclusions rely on the assumption that, post-recapitalization, Plains Resources’ stock would trade at 15 times free cash flow. We believe this assumption is unreasonable because:

•	Prior to the beginning of this sales process on November 19, 2003, following the spin-off of PXP, Plains Resources had generally traded at a multiple of 12.5 times free cash flow, and interest rates have increased substantially in the intervening period; and

•	Kinder Morgan Inc. currently trades at a multiple of approximately 13 times free cash flow, which is at the top end of the comparable range, particularly given that Kinder Morgan Energy Partners generally trades at a lower yield than PAA.

•	In addition, Leucadia’s valuation applies its free cash flow multiple to NOL-shielded after-tax cash flows, effectively valuing the NOL at a multiple, which is inappropriate because it is a one-time item.

We are committed to completing our $17.25 per share all-cash transaction with Plains Resources.

Respectfully,

/s/ David N. Capobianco
David N. Capobianco
Vice President

cc: R. Joel Swanson, Baker Botts L.L.P.

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